Exhibit 12

SIMON PROPERTY GROUP, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the Year Ended December 31,				
	2010	**2009**	**2008**	**2007**	**2006**
Earnings:					
Pre-tax income from consolidated continuing operations	$ 755,248	$ 382,042	$ 603,141	$ 663,283	$ 741,097
Add:					
Pre-tax (loss) income from 50% or greater than 50% owned unconsolidated entities	(2,433)	(22,914)	(29,093)	(9,061)	45,313
Distributed income from less than 50% owned unconsolidated entities	60,636	60,877	61,482	51,594	53,000
Amortization of capitalized interest	3,453	4,367	4,927	2,462	5,027
Fixed Charges	1,645,710	1,247,543	1,254,111	1,196,718	958,818
Less:					
Income from unconsolidated entities	(75,921)	(40,220)	(32,246)	(38,120)	(110,819)
Interest capitalization	(3,833)	(14,749)	(28,451)	(37,270)	(34,073)
Earnings	**$2,382,860**	**$1,616,946**	**$1,833,871**	**$1,829,606**	**$1,658,363**
Fixed Charges:					
Portion of rents representative of the interest factor	13,683	9,082	8,996	9,032	9,052
Interest on indebtedness (including amortization of debt expense)	1,277,506	1,223,712	1,196,334	1,150,416	915,693
Interest capitalized	3,833	14,749	28,451	37,270	34,073
Loss on extinguishment of debt	350,688	—	20,330	—	—
Fixed Charges	**$1,645,710**	**$1,247,543**	**$1,254,111**	**$1,196,718**	**$ 958,818**
Ratio of Earnings to Fixed Charges	**1.45x**	**1.30x**	**1.46x**	**1.53x**	**1.73x**

For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to income from continuing operations including income from noncontrolling interests and our share of income from 50% owned unconsolidated affiliates which have fixed charges, and our share of distributed operating income from less than 50% owned unconsolidated affiliates instead of our share of income from the less than 50% owned unconsolidated affiliates. There are generally no restrictions on our ability to receive distributions from our unconsolidated joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, losses on extinguishment of debt, and amortization of debt issuance costs.